EXHIBIT C

EARNINGS RELEASE
FOR THE QUARTER ENDED SEPTEMBER 30, 2002

FOX REPORTS FIRST QUARTER EBITDA GROWTH OF 72%
TO $467 MILLION

REVENUES INCREASE 14% TO $2.3 BILLION

QUARTER HIGHLIGHTS

•	Strong ratings and subscriber growth at Fox News Channel and FX plus higher affiliate rates at the Regional Sports Networks nearly triple Cable Network Programming EBITDA.
•	Overall television EBITDA up nearly 150% in aggregate due to stronger advertising revenues at the television stations and FOX broadcast network.
•	Filmed Entertainment reports another quarter of strong EBITDA. Home entertainment sales of film and television titles and box office success bolster bottom-line.

NEW YORK, NY, November 5, 2002—The Fox Entertainment Group (NYSE: FOX) today reported first quarter consolidated revenues of $2.3 billion, a 14% increase over the $2.1 billion in prior year and operating income before depreciation and amortization (EBITDA) of $467 million, a 72% increase over the $271 million reported a year ago. The year-on-year growth was driven by substantial increases in the Television businesses and Cable Network Programming segment.

Consolidated EBITDA(1)	3 Months Ended September 30,
	2002	2001
	US $ Millions
Filmed Entertainment	$118	$137
Television Stations	224	129
Television Broadcast Network	(3)	(38)
Cable Network Programming	128	43

Consolidated EBITDA	$467	$271

Commenting on the results, Chairman and Chief Executive Officer Rupert Murdoch said:

“The first quarter results resoundingly confirm the strength of our Company. EBITDA growth of 72 percent—generated across nearly all of our key operating segments—reflects not only the resurgence of the advertising market but, more important for the future, the underlying health of our assets. Viewership is growing steadily at nearly all of our businesses, resulting in higher advertising and subscriber revenues. Operating costs across the Company have come down significantly, resulting in higher margins. And our balance sheet continues to be very strong. These results could not have been achieved without the remarkable commitment and talents of our management team who have executed our strategy of building, streamlining and integrating industry-leading businesses. It is this strategy that saw us through the difficult economic times of the past two years and that now positions us for robust and sustained growth going forward.”

During the quarter, the Company adopted Statement of Financial Accounting Standard (“SFAS”) 142, “Goodwill and Other Intangible Assets” which eliminates the requirement to amortize both goodwill and identifiable intangible assets that have indefinite useful lives. It does require that goodwill and identifiable intangibles with indefinite lives be tested for impairment annually. As a result of SFAS 142, amortization expense has been reduced significantly as the Company no longer amortizes goodwill and identifiable intangibles with indefinite lives. Amortization expense for the first quarter of fiscal 2003 is $4 million as compared with $60 million in the first quarter a year ago. Additionally, the Company has determined that no impairment charge is required.

Equity earnings of affiliates for the quarter of $2 million improved $53 million versus the same period a year ago principally due to the absence of prior-year player contract buy-outs at the Fox Sports Cable Networks associates, the absence of losses associated with Fox Family Worldwide which was sold in October 2001 and an increase in subscribers at the National Geographic Channel. Also contributing to the improvement was lower amortization expense due to the adoption of SFAS 142.

First quarter net income increased to $214 million ($0.25 per share) as compared to a net loss of $22 million ($0.03 loss per share) in the prior year. Assuming the Company adopted SFAS 142 at the beginning of fiscal 2002, net income before the cumulative effect of accounting change for the first quarter a year ago would have been $56 million ($0.08 per share).

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported first quarter EBITDA of $118 million, compared to $137 million in the same period a year ago. Current-year results include the strong worldwide home entertainment performances of Shallow Hal, Behind Enemy Lines and Super Troopers combined with solid contributions from catalog titles in various ancillary markets worldwide including home entertainment and pay- and free-TV. These contributions were partially offset by marketing costs for several successful first and second quarter theatrical releases. Prior-year results were driven by the worldwide theatrical success of Planet of the Apes, which was released in July 2001.

Twentieth Century Fox Television (TCFTV) contributions increased versus the first quarter a year ago reflecting continued growth from home entertainment sales of television product and higher syndication revenues. Home entertainment benefited from both the international and domestic performances of various titles, including The Simpsons, 24 and Dark Angel, whereas syndication revenues were bolstered most notably by King of the Hill, which did not premiere in syndication last year until the end of the first quarter. TCFTV also added to its stable of television hits during the quarter with several new series premiering to strong ratings, including Cedric the Entertainer on FOX and Still Standing on CBS.

TELEVISION STATIONS

Fox Television Stations’ first quarter EBITDA grew $95 million. The stations benefited from a stronger advertising market versus the first quarter of fiscal 2001, when an already soft economy was further weakened by the events of September 11th. Additionally, current-year earnings growth was fueled by margin expansion primarily from cost reductions achieved from the integration of the duopoly stations acquired in conjunction with the Chris-Craft transaction.

TELEVISION BROADCAST NETWORK

At the Fox Broadcasting Company, higher prime-time ratings during the quarter and a stronger advertising environment improved EBITDA 92% versus a year ago. Prime-time ratings during the quarter were up 13% over the prior year among adults 18-49, driven by the record-breaking performance of American Idol, which was the summer’s top-rated series on any network. Weak prior-year results included pre-emptions associated with the September 11th terrorist attacks.

CABLE NETWORK PROGRAMMING

Cable Network Programming, comprising the Fox News Channel (FNC), Fox Sports Networks (including the Regional Sports Networks (RSNs), the FX Channel and Speed Channel), the Los Angeles Dodgers and other cable-related businesses, reported first quarter EBITDA of $128 million, an improvement of $85 million over last year’s results. This success reflects strong growth across all of the Company’s cable television channels.

The Fox News Channel reported EBITDA growth of $27 million in the first quarter primarily due to increases in both affiliate and advertising revenues. Affiliate revenues were driven by a 10% increase in subscribers over the past year. At quarter-end, the subscriber base had expanded to 81 million Nielsen subscribers. Strong ad sales growth reflects double-digit ratings improvements as well as increased pricing and distribution. The first quarter marked the third consecutive quarter FNC was the most watched cable news network. Additionally, FNC was the only news network to show ratings gains versus a year ago.

Fox Sports Networks’ first quarter EBITDA improved by 76% primarily due to strong results at the RSNs and FX, as well as higher contributions from the Sunshine Network and Speed Channel, both of which were consolidated for the full quarter. Double-digit revenue growth at the RSNs from higher affiliate pricing, additional subscribers and increased advertising more than offset higher production and programming expenses associated with the broadcast of additional events during the quarter. Increased contributions from FX were fueled by advertising and affiliate revenue gains as a result of prime–time ratings growth of 17% among adults 18-49 and a 10% increase in subscribers over the past year. These revenue gains were partially offset by higher programming costs for syndicated series as well as original programming including Emmy Award winning The Shield.

OTHER

During the quarter, the Company completed its acquisition of WPWR-TV, a UPN affiliate in the Chicago market. As a result of this transaction, the Company owns and operates 35 stations, with duopolies in the top three U.S. television markets and nine of the top 20.

(1) Operating Income Before Depreciation and Amortization is defined as operating income (loss) plus depreciation and amortization and amortization of cable distribution investments. Depreciation and amortization expense includes the amortization of finite-lived intangible assets. In fiscal year 2002, depreciation and amortization expense also included the amortization of goodwill and indefinite-lived intangible assets. Amortization of cable distribution investments represents a reduction against revenues over the term of a carriage arrangement and as such it is excluded from Operating Income Before Depreciation and Amortization.

To receive a copy of this press release through the Internet, access Fox’s corporate Web site located at http://www.fox.com

Audio from Fox’s meeting with analysts on the first quarter results can be heard live on the Internet at 4:45 p.m. Eastern Standard Time today. To listen to the call, visit http://www.fox.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The “forward-looking statements” included in this document are made only as of the date of this document and we do not have any obligation to publicly update any “forward-looking statements” to reflect subsequent events or circumstances, except as required by law.

CONTACTS: Reed Nolte, Investor Relations	Andrew Butcher, Press Inquiries
212-852-7092	212-852-7070

CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for per share amounts)

	3 Months Ended September 30,
	2002	2001
	(Unaudited)
Revenues	$2,344	$2,065
Expenses:
Operating	1,586	1,515
Selling, general and administrative	322	305
Depreciation and amortization	47	103

Operating income	389	142
Other (expense) income:
Interest expense, net	(46)	(72)
Equity earnings (losses) of affiliates	2	(51)
Minority interest in subsidiaries	(9)	(11)

Income before provision for income taxes and cumulative effect of accounting change	336	8
Provision for income tax expense on stand-alone basis	(122)	(4)

Income before cumulative effect of accounting change, net of tax	214	4
Cumulative effect of accounting change, net	—	(26)

Net income (loss)	$214	$(22)

Basic and diluted earnings per share before cumulative effect of accounting change	$0.25	$0.01
Basic and diluted cumulative effect of accounting change, net of tax, per share	$—	$(0.04)

Basic and diluted earnings (loss) per share	$0.25	$(0.03)

Basic and diluted weighted average number of common equivalent shares outstanding	850	806

SEGMENT INFORMATION
(in millions)

	3 Months Ended September 30,
	2002	2001
	(Unaudited)
Revenues
Filmed Entertainment	$883	$939
Television Stations	514	396
Television Broadcast Network	424	320
Cable Network Programming	523	410

Total Revenues (1)	$2,344	$2,065

EBITDA
Filmed Entertainment	$118	$137
Television Stations	224	129
Television Broadcast Network	(3)	(38)
Cable Network Programming	128	43

Total EBITDA	$467	$271

Operating Income
Filmed Entertainment	$105	$123
Television Stations	209	78
Television Broadcast Network	(8)	(43)
Cable Network Programming	83	(16)

Total Operating Income	$389	$142

(1)
In January 2002, the Company adopted EITF No. 01-09 “Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendors’ Products” and as a result has reclassified the amortization of cable distribution investments against revenue as detailed in the following table:

	3 Months Ended September 30,
	2002	2001
	(Unaudited)
Gross revenues	$2,375	$2,091
Amortization of cable distribution investments	(31)	(26)

Revenues	$2,344	$2,065